[Sutherland Asbill & Brennan LLP Letterhead]

April 21, 2010

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:                             Main Street Capital Corporation — Post-Effective Amendment No. 1 to
Registration Statement on Form N-2 (File No. 333-155806)

Dear Mr. O’Connor:

In furtherance of our conversation regarding the filing of the above-referenced post-effective amendment by Main Street Capital Corporation with the SEC on April 19, 2010, please be advised that the filing was made to update the information contained therein in accordance with Section 10(a)(3) of the Securities Act of 1933.

Also, please note that the registration statement was subjected to a full review by the staff of the SEC’s Division of Investment Management prior to being declared effective on May 1, 2009.   In light of such fact and the fact that there has not been any material change to the information contained in the registration statement other than the addition of disclosure in the post-effective amendment regarding Main Street Capital’s completion of shelf offerings in May 2009 and January 2010, and consummation of an exchange offer transaction, Main Street Capital respectfully requests that the staff afford the post-effective amendment selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

If you have any questions or comments regarding the foregoing, please feel free to contact me at (202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas